
Because
lives are
at stake...

The only acceptable outcome is SUCCESS[sm].

AMERICAN HEALTHWAYS

2002 Annual Report

ABOUT
THE COMPANY

Founded in 1981, American Healthways (www.americanhealthways.com) is the nation's leading and largest provider of specialized, comprehensive care enhancement services to hospitals, physicians and health plans. These services are designed to improve the health of program participants and, thereby, reduce both the short-term and long-term costs of their healthcare. American Healthways is the only company in its industry whose programs are designed to meaningfully address the needs of 100% of its customer populations.

The clinical excellence of the Company's programs have been reviewed and approved by Johns Hopkins, and their quality has been recognized by the National Committee on Quality Assurance, the Joint Commission on Accreditation of Health Care Organizations, and the American Accreditation Healthcare Commission. American Healthways is the first and only care enhancement provider in the nation to be accredited or certified by all three organizations.

American Healthways contracts to provide disease and care management programs to health plans with members in all 50 states, the District of Columbia and Puerto Rico. The Company also operates diabetes management programs in nearly 80 hospitals nationwide.



Revenues
(in millions)
150
120
90
60
30
0
$53.0
$75.1
$122.8
00
01
02
Net income per diluted share
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
$0.01
$0.22
$0.64
00
01
02
Cash flow from operations
(in millions)
25
20
15
10
5
0
$5.6
$10.7
$24.1
00
01
02

(in thousands, except per share data and operating statistics)

At or for the year ended August 31,	2002	2001
OPERATING DATA		
Revenues	$ 122,762	$ 75,121
Net income	10,355	$ 3,157
Net income per diluted share[(1)]	0.64	$ 0.22
Diluted weight average common shares and equivalents[(1)]	16,094	14,059
OPERATING STATISTICS		
Average health plan equivalent lives under management for period	419,761	233,785
Health plan equivalent lives under management at end of period	599,523	349,196
Health plan equivalent lives in backlog at end of period	115,000	14,000
Total health plan equivalent lives at end of period	714,523	363,196
FINANCIAL POSITION		
Cash and cash equivalents	$ 23,924	$ 12,376
Working capital	24,295	13,051
Total assets	118,017	71,500
Long-term debt	514	–
Other long-term liabilities	3,568	3,444
Stockholders' equity	88,809	54,116

(1) *Restated to reflect effect of November 2001 three-for-two stock split.*

Average health plan equivalent lives under management
(in thousands)


700
600
500
400
300
200
100
0
143
234
420
00
01
02

Total health plan equivalent lives at year-end
(in thousands)
☐ backlog
☐ under management


700
600
500
400
300
200
100
0
212
363
715
00
01
02

Fellow Stockholders:

We are pleased to report that American Healthways produced strong profitable growth in fiscal 2002 for the second consecutive year. Our revenues increased 63% in fiscal 2002, accelerating from 42% in fiscal 2001. Net income more than tripled to $10.4 million. Earnings per diluted share increased 191% to a record $0.64 for fiscal 2002, significantly above our original guidance.

Our revenue growth clearly reflects the growing acceptance by the market of our disease management and care enhancement value proposition after years of intensive effort and investment. As anticipated, this increased volume produced substantial economies of scale, which, combined with our proactive steps to improve operating efficiencies, resulted in a doubling of American Healthways' net income as a percentage of revenue to 8.4% for fiscal 2002 from 4.2% for fiscal 2001.

We expect that significant profitable growth will continue in fiscal 2003. Our current guidance for fiscal 2003 includes growth in revenues to a range of $180 million to $195 million, up 47% to 59% from fiscal 2002, and growth in diluted earnings per share to a range of $1.01 to $1.05, up 58% to 64% over fiscal 2002.

We began fiscal 2003 well positioned to achieve these goals with roughly 60% of the anticipated growth in revenue expected to come from existing health plan contracts, including full-year revenues for the more than 250,000 equivalent lives under management added in the second half of fiscal 2002 in addition to commencement of services to the 115,000 equivalent lives in backlog at the end of fiscal 2002.

Up to 20% of the anticipated growth in fiscal 2003 revenues is expected to come from the Company's increasing penetration of the ASO/PPO market. As a result of contracts signed in the first half of fiscal 2002, our potential ASO/PPO market increased to 7 million members, and we initially estimated an increase of 50,000 equivalent lives under contract from this market by the end of fiscal 2003. Due to increasing employer demand for disease management programs, however, our penetration of this market progressed more quickly than anticipated, and we contracted for approximately 50,000 equivalent lives by the end of fiscal 2002, a full year early. In response, we have expanded our marketing resources to provide additional support to our health plan customers as they market our programs to their ASO/PPO customers. In addition, we signed a new contract after the end of fiscal 2002, broadening our potential market by another 1 million members who participate in more than 270 self-funded employee benefit plans.

Finally, approximately 20% of the Company's fiscal 2003 revenue growth is expected to be generated through new customers and new sales to existing customers. We are optimistic about our prospects in this regard, due to both the continuing strength of our pipeline of potential new contracts and our historic success in selling more each year to our existing health plan customer base.

Beyond our guidance for fiscal 2003, we recognize a number of factors that support our ability to achieve significant profitable growth over a longer term, including the growing concern about current and projected double-digit increases in annual healthcare costs and the increased recognition by the health insurance industry, employers, the media and government of the potential for disease management to have a major positive impact on healthcare quality and cost issues. We are also confident that American Healthways is the market leader because of the comprehensiveness, quality, proven scalability and demonstrated results of its disease management and care enhancement programs.

American Healthways remains the only company with the capability to provide services to all members of a health plan's population. We are differentiated by the array of health conditions with which we work and our commitment to supporting all members with a given condition, not just the top 10% or 20% suffering the greatest impact. No health plan or competitor of which we are aware has the integrated clinical and financial information systems and technology platform necessary to offer disease management services as comprehensive and effective as ours. We provide disease management services to more health plan members than any other organization.

Among companies providing disease management services, we are also distinguished by the strength of our financial position, with no bank debt at the end of fiscal 2002, cash and cash equivalents of $24 million and stockholders' equity of $89 million. With cash flow from operations approximating 2.5 times net income for fiscal 2002, we are well positioned to continue to finance substantial investments in next-generation technology, even as we generate and internally finance further significant growth. Finally, we are the first and only company to have its programs accredited or certified by all three national disease management accreditation organizations, the National Committee of Quality Assurance; the Joint Commission on Accreditation of Health Care Organizations; and the American Accreditation Healthcare Commission.

As discussed in the following pages, a critical aspect of American Healthways' success is the spirit of partnership we share with our health plan customers in support of their success and in support of the patient/physician relationship, helping to make that relationship more effective and efficient and assuring the best clinical outcomes. We wish to thank our colleagues throughout American Healthways and our Board of Directors for their relentless commitment to creating value for and through these partnerships to the benefit of every party to each healthcare interaction – the patients, the physicians, our health plan customers and, ultimately, their employer customers. From this commitment comes our market leadership, as well as our continued potential for further growth in stockholder value.

Sincerely,

Thomas G. Cigarran
Chairman and Chief Executive Officer



Left to Right–

MARY D. HUNTER
Executive Vice President and Chief Operating Officer, Hospital Group

DONALD B. TAYLOR
Executive Vice President

THOMAS G. CIGARRAN
Chairman of the Board and Chief Executive Officer

BEN R. LEEDLE, JR.
President and Chief Operating Officer

ROBERT E. STONE
Executive Vice President

MARY A. CHAPUT
Executive Vice President and Chief Financial Officer

Because lives are at stake:

Success through strategic

You don't have to look hard to discover there are problems with our health care system – or that most experts think those problems are serious and getting worse. Not only is the system inaccessible, insensitive and, according to the National Science Foundation's Institute of Medicine, frequently unsafe, it is also increasingly – and unnecessarily – expensive.

The return of double-digit inflation in health care costs is causing employers, faced with choosing between providing health insurance and maintaining profitability, to reduce or eliminate benefits or attempt to shift significant cost to employees. Government-sponsored health programs are systematically restricting payments to providers as they strive to continue to provide the current level of services to their beneficiaries.

At the same time, the nation's overall health continues to decline. The incidence of chronic diseases such as diabetes, cardiac disease and respiratory disease is increasing, in some cases at near epidemic rates. In addition, the first of the Baby Boomer Generation will become eligible for Medicare in about eight years, creating a strain on the system's finances and infrastructure unparalleled in our history.

In the face of these challenges, decisions about the future of medical management services are of greater strategic importance than ever. Cooperative efforts among all stakeholders to provide comprehensive, integrated, cost-effective medical management services designed to improve health status, to improve patient and provider satisfaction and, as a result, to reduce the spiraling costs of care, are now a strategic imperative.

And the only acceptable outcome is success.

> > > >

DEKE ELLWANGER, President, HealthSpring Inc.
Comprehensive, integrated and cost-effective medical management services, designed to improve health status, patient and provider satisfaction, is our single most strategic imperative.





partnership

< < < < <

MIKE KING, VP Business Development

With today's market and competitive pressures, health plans and employers are closely evaluating the risk and cost of failure. Bottom line: programs must be engineered not to fail.

Recognizing that medical management decisions are strategic—that they require "corner office" decisions about fundamental business issues and an honest assessment of organizational strengths, weaknesses and core competencies – is only the first step. The conclusions derived from that assessment lead to overall strategic direction.

There are a lot of questions for those who pay for health care to ask... and answer. Are the issues about cost, quality, market share, or all of the above? What is the desired scope of programming, now, and in the future? Does the infrastructure necessary to support the desired scope of programming exist, or will it have to be built? Can the managerial commitment and human resources necessary to build and, more importantly, continuously manage and improve the programs be assured? Is there market or competitive pressure to do something now? What are the risks and costs of failure?

The successful design, development, implementation and integrated operation of a comprehensive medical management strategy is as complex as it is critical. In increasing numbers, those who pay for health care are recognizing that assuring success in that endeavor requires a partner – an organization with vision, specialized expertise, track record, commitment and passion. For those are the characteristics that are required to fulfill the promise of improved health, improved patient and provider satisfaction and reduced cost.

And the only acceptable outcome is success.

Because lives are at stake:

Success requires a human

Some illness is acute and transient. Some is chronic and lasts for life. But all illness is a burden for the person who is sick and, often, for their families and employers as well. Illness brings with it stress, fear and confusion. Accessing good information is hard. Accessing the health care system is frequently even harder.

It is not a time to be alone.

It is not a time to be a number.

It is not a time for the system to forget that those seeking help are people, not diseases.

It is not a time to substitute technology for the touch of someone who cares.

The well-recognized gaps in the health care system can be yawning chasms for those who are sick, and for those seeking care for their loved ones. The promise of healing, both physical and emotional, is too often elusive.

People need people.

And the only acceptable outcome is success.

> > > >

I have a chronic disease. It's not a time to be a number. People need people.


A


6B

connection

< < < < <

KAREN HOLLAND, RN, Comprehensive Care Manager

The human connection is all about relating to patients as people, recognizing all their needs, not just their diseases.

Healthcare is almost always written as one word, but it is not. It is two words, health and care. They are not the same, although their combination says a lot about the loss of the human connection in the delivery of health services. From a system perspective, caring is a diminishing part of what is delivered every day.

No wonder there is unexplainable and undesirable variation in care. No wonder double-digit increases in cost have returned. No wonder at all.

The system has forgotten its purpose.

It has mislaid its humanity.

The system has, but not its people. And some of the best of those work here. Helping those who are ill to cope, to understand, to manage. Guiding them through the system. Being there when they are needed. Bringing the care back to health care.

Touching people's lives – giving people help, and hope – reveals the power of the human connection and creates the passion and commitment to assure that medical management's fundamental value proposition is fulfilled.

Because the only acceptable outcome is success.

Because lives are at stake:

Success is produced by

Not all disease management programs work. Not all disease management programs operate on the principle that a satisfactory outcome isn't achieved unless performance against all the elements of the value proposition is accomplished. Not all programs have made the necessary investments in infrastructure and information platform to be able to deliver at scale.

It's hard to distinguish between organizations and their programs based on sales and marketing materials. It's even harder to make a choice based on responses to RFPs or promises made during the heat of sales presentations. It's easy to assume that all programs are essentially alike. It's easy to distinguish on price. Too easy.

The time to find out if a program will live up to its pre-contract commitments is not 18 to 24 months after contracting, which is when the first complete outcomes data will be available. The damage will already be done. Even contracts with financial guarantees can't insure the cost of non-performance on the relationship with members, network providers and customers. That cost can never be offset by a mere return of dollars.

So, how do you distinguish between disease management programs that work and those that don't?

By their track record with their customers; by the passion and commitment of their people to meeting your needs.

Because the only acceptable outcome is success.

> > > >

Health plan executives agree that the time to find out if a program will live up to its pre-contract commitments is not 18 to 24 months after contracting. Selecting the right partner up front is critical.


8A



relentless commitment

< < < < <

JANET CALHOUN, SVP Product Development

The difference is people – people who work from a sense of commitment to exceeding customer goals. People who care.

There's more to it than just making sure that the contractually required services are provided. No two customers are the same and programs need to be customized to each customer's needs, goals and objectives. That takes time.

Time to understand their processes. Time to integrate data and services. Time to assure seamless delivery across the entire delivery spectrum.

Time to ask a lot of questions and provide a lot of answers. Time to talk to each affected department. Time to show them how the program works. Time to do the right things. And time to do them right.

Success has many dimensions. Clinical improvement and financial performance are obvious ones.

How those results are achieved is not.

The difference is people – people who work from a sense of commitment, not from a script.

The difference is people – people who are passionate about achieving results.

The difference is people – people who care.

Because the only acceptable outcome is success.

Year ended and at August 31,	2002	2001	2000	1999	1998
	(In thousands, except per share data)				
OPERATING DATA [1]					
Revenues	$ 122,762	$ 75,121	$ 53,030	$ 50,052	$ 41,167
Cost of services	84,845	55,466	41,232	35,922	30,059
Gross margin	37,917	19,655	11,798	14,130	11,108
Selling, general and administrative expenses	12,726	8,217	7,529	6,643	7,498
Depreciation and amortization	7,271	5,656	3,621	1,805	1,308
Interest	370	115	22	–	1
Spin–off stock option adjustment	–	–	–	–	5,770
	20,367	13,988	11,172	8,448	14,577
Income (loss) before income taxes and discontinued operations	17,550	5,667	626	5,682	(3,469)
Income tax expense (benefit)	7,195	2,510	478	2,365	(1,148)
Income (loss) from continuing operations	10,355	3,157	148	3,317	(2,321)
Discontinued operations	–	–	–	–	57
Net income (loss)	$ 10,355	$ 3,157	$ 148	$ 3,317	$ (2,264)
Basic income (loss) per share: [2]					
From continuing operations	$ 0.69	$ 0.24	$ 0.01	$ 0.27	$ (0.19)
From discontinued operations	–	–	–	–	–
	$ 0.69	$ 0.24	$ 0.01	$ 0.27	$ (0.19)
Diluted income (loss) per share: [2]					
From continuing operations	$ 0.64	$ 0.22	$ 0.01	$ 0.25	$ (0.19)
From discontinued operations	–	–	–	–	–
	$ 0.64	$ 0.22	$ 0.01	$ 0.25	$ (0.19)
Weighted average common shares and equivalents: [2]					
Basic	14,973	12,936	12,403	12,478	12,121
Diluted	16,094	14,059	12,953	13,385	12,121
BALANCE SHEET DATA [1]					
Cash and cash equivalents	$ 23,924	$ 12,376	$ 7,025	$ 13,501	$ 13,244
Working capital	24,295	13,051	5,861	14,014	10,859
Total assets	118,017	71,500	45,339	42,381	37,811
Long–term debt	514	–	–	–	–
Other long–term liabilities	3,568	3,444	3,009	2,820	2,446
Stockholders' equity	88,809	54,116	29,956	30,954	26,606

(1) Certain items in prior periods have been reclassified to conform to current classifications.

(2) Restated to reflect effect of November 2001 three–for–two split.

Overview

American Healthways, Inc. (the "Company"), a corporation formed in 1981, provides specialized, comprehensive care enhancement and disease management services to health plans and hospitals. The Company's integrated care enhancement programs serve entire health plan populations through member and physician care support interventions, advanced neural network predictive modeling, and a confidential, secure Internet-based application that provides patients and physicians with individualized health information and data. American Healthways' integrated care enhancement programs enable health plans to develop relationships with all of their members, not just the chronically ill, and to identify those at highest risk for a health problem, allowing for early interventions.

The Company's integrated care enhancement product line includes programs for members with key chronic diseases, programs for members with conditions of significant health and financial impact and programs for members identified as being at high risk for significant and costly episodes of illness. The product line is supported by a variety of integrated tools and technologies that are designed to deliver the best clinical and financial outcomes to American Healthways' customers.

Healthways Cardiac℠, **Healthways Respiratory**℠ for chronic obstructive pulmonary disease ("COPD") and **Healthways Diabetes**℠ are designed to meet the total health care needs of the entire population diagnosed with these conditions, whether or not those needs are related to their chronic disease, through a system of interventions intended to improve patients' health in the short term and prevent, delay or reduce the severity of long-term complications. **Healthways Respiratory**℠ for asthma provides asthma-specific interventions only and includes a focus on pediatric populations.

Healthways Impact Conditions℠ addresses the total health care needs of populations diagnosed with health conditions for which research has identified significant gaps in care against published evidence-based medical guidelines, including low back pain, fibromyalgia, acid-related disorders and others. This group of impact conditions affects a significant percentage of the population and provides an opportunity for improvement in health care quality and cost.

My Healthways℠ Personal Health Management program is designed to create a health care relationship between the health plan and its members, particularly those who have few meaningful ties to the plan, are not significant users of the plan's health care services and, therefore, comprise the majority of member turnover. **My Healthways**℠ also identifies those at the highest risk for costly health care episodes and provides services to help all members, and their physicians, coordinate, integrate and manage their individual health care needs.

As of August 31, 2002, the Company had contracts to provide its services to 20 health plans in 65 markets and also had 55 contracts to provide its services at 75 hospitals.

Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements, which are based upon current expectations and involve a number of risks and uncertainties. In order for the Company to utilize the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, investors are hereby cautioned that these statements may be affected by the important factors, among others, set forth below, and consequently, actual operations and results may differ materially from those expressed in these forward-looking statements. The important factors include:

- the Company's ability to execute new contracts for health plan disease management services and care enhancement services and to execute new contracts for hospital-based diabetes services;
- the risks associated with a significant concentration of the Company's revenues with a limited number of health plan customers;
- the Company's ability to effect cost savings and clinical outcomes improvements under health plan disease management and care enhancement contracts and reach mutual agreement with customers with respect to cost savings, or to effect such savings and improvements within the time frames contemplated by the Company;
- the Company's ability to accurately forecast performance under the terms of its health plan contracts ahead of data collection and reconciliation;
- the ability of the Company to collect contractually earned incentive performance bonuses;

- the ability of the Company's health plan customers to provide timely and accurate data that is essential to the operation and measurement of the Company's performance under the terms of its health plan contracts;
- the Company's ability to resolve favorably contract billing and interpretation issues with its health plan customers;
- the ability of the Company to effectively integrate new technologies such as those encompassed in its care enhancement initiatives into the Company's care management information technology platform;
- the Company's ability to renew and/or maintain contracts with its customers under existing terms or restructure these contracts on terms that would not have a material negative impact on the Company's results of operations;
- the ability of the Company to implement its care enhancement strategy within expected cost estimates;
- the ability of the Company to obtain adequate financing to provide the capital that may be needed to support the growth of the Company's health plan operations and to support or guarantee the Company's performance under new health plan contracts;
- unusual and unforeseen patterns of healthcare utilization by individuals with diabetes, cardiac, respiratory and/or other diseases or conditions for which the Company provides services, in the health plans with which the Company has executed a disease management contract;
- the ability of the health plans to maintain the number of covered lives enrolled in the plans during the terms of the agreements between the health plans and the Company;
- the Company's ability to attract and/or retain and effectively manage the employees required to implement its agreements with hospitals and health plans;
- the impact of litigation involving the Company;
- the impact of future state and federal healthcare legislation and regulations on the ability of the Company to deliver its services and on the financial health of the Company's customers and their willingness to purchase the Company's services; and
- general economic conditions.

The Company undertakes no obligation to update or revise any such forward-looking statements.

The following table sets forth the sources of the Company's revenues by customer type as a percentage of total revenues from continuing operations for the years ended August 31, 2002, 2001 and 2000:

Year ended August 31,	2002	2001	2000
Health plan contracts	85%	73%	61%
Hospital contracts	15%	26%	38%
Other	0%	1%	1%
	100%	100%	100%

The Company believes that a substantial portion of its future revenue growth will result from health plan customer contracts.

For information on the Company's business segments, see Note 13 of the Notes to the Consolidated Financial Statements.

Critical Accounting Policies

The Company's accounting policies are described in Note 1 of the Notes to the Consolidated Financial Statements. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and judgments that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company believes the following accounting policies to be the most critical in understanding the judgments that are involved in preparing its financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows.

Revenue Recognition

Fees under the Company's hospital contracts are generally fixed-fee and are recorded as services are provided.

Fees under the Company's health plan contracts are generally determined by multiplying a contractually negotiated rate per health plan member per month ("PMPM") by the number of health plan members covered by the Company's services during the month. In some contracts, the PMPM rate may differ between the health plan product groups (e.g. PPO, HMO, Medicare). These contracts are generally for terms of three to five years with provisions for subsequent renewal and typically provide that between 15% and 100% of the Company's fees may be refundable ("performance-based") based on achieving a targeted percentage reduction in the customer's healthcare costs, in addition to clinical and other criteria that focus on improving the health of the members, compared to a baseline year. Approximately 26% of the Company's revenues recorded during the year ended August 31, 2002 were performance-based. A limited number of contracts also provide opportunities for incentive fees in excess of the contractual PMPM rate if the Company is able to achieve an even greater reduction in the customer's healthcare costs compared to the targeted reduction.

The Company bills its customers each month for the entire amount of the fees contractually due for the prior month's enrollment, which always includes the amount, if any, that may be subject to refund. The monthly billing does not include any potential incentive fees which are not due until after contract settlement. The Company recognizes revenue during the period the services are performed as follows: the fixed portion of the monthly fees are recognized as revenue during the period the services are performed; the performance-based portion of the monthly fees are recognized based on performance-to-date in the contract year; additional incentive fees are recognized based on performance-to-date in the contract year to the extent such amounts are considered collectible based on credit risk and/or business relationships. The Company assesses its level of performance based on medical claims and other data contractually required to be supplied monthly by the health plan customer. Estimates that may be included in the Company's assessment of performance include medical claims incurred but not reported and a health plan's medical cost trend compared to a baseline year. In addition, the Company may also provide reserves, as appropriate, for billing adjustments at contract reconciliation and for the collectibility of incentive fees ("contractual reserves"). In the event interim performance measures indicate that performance targets are not being met, or data from the health plan is insufficient to measure performance, fees subject to refund are not recognized as revenues but rather are recorded as a current liability in contract billings in excess of earnings. The Company would reverse revenues previously recognized only in those situations in which performance-to-date in the contract year, previously above targeted levels, dropped below targeted levels due to subsequent adverse performance and/or adjustments in contractual reserves.

The contractual settlement process under a contract, which generally is not completed until six to eight months after the end of a contract year, involves reconciliation of health care claims and clinical data. Data reconciliation differences between the Company and the customer can arise due to health plan data deficiencies, omissions and/or data discrepancies, for which the Company provides contractual allowances until agreement is reached with respect to identified issues.

Impairment of Intangible Assets and Goodwill

The Company elected early adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 on September 1, 2001, the beginning of the 2002 fiscal year, at which time it ceased amortization of goodwill. In accordance with SFAS No. 142, goodwill acquired is reviewed for impairment on an annual basis or more frequently whenever events or circumstances indicate that the carrying value may not be recoverable.

In the event the Company determines that the carrying value of goodwill is impaired based upon an impairment review, the measurement of any impairment is calculated using a fair-value-based goodwill impairment test as required under the provisions of SFAS No. 142. Fair value is the amount at which the asset could be bought or sold in a current transaction between two willing parties and may be estimated using a number of techniques, including quoted market prices or valuations by third parties, present value techniques based on estimates of cash flows, or multiples of earnings or revenues performance measures.

The Company's other identifiable intangible assets, such as covenants not to compete and acquired technologies, are amortized on the straight-line method over their estimated useful lives. The Company also assesses the impairment of its other identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

In the event the Company determines that the carrying value of other identifiable intangible assets may not be recoverable, the measurement of any impairment is calculated using an estimate of the asset's fair value based on the projected net cash flows expected to result from that asset, including eventual disposition.

Future events could cause the Company to conclude that impairment indicators exist and that goodwill and/or other intangible assets associated with its acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

Health Plan Contracts

A majority of the Company's fiscal 2000 through 2002 revenues were generated from programs that are designed to assist health plans in reducing healthcare costs and improving the quality of care for health plan members with chronic diseases such as diabetes, cardiac disease and respiratory disease. The Company believes that a substantial portion of its future revenue growth will continue to result from providing disease management and care enhancement services to health plans. Implementation of the Company's first disease management contracts with health plans occurred in fiscal 1996 for enrollees of these health plans with diabetes. While continuing to contract with additional health plans to provide diabetes services in the years since fiscal 1996, the Company introduced its cardiac disease management program in fiscal 1999 and its respiratory disease management program in fiscal 2000. During fiscal 2000, the Company signed its first contracts with health plans to deliver its cardiac and respiratory disease programs. During fiscal 2001, the Company announced the launch of its total population care enhancement strategy designed to identify and provide care enhancement services for health plan members identified as having or at risk for developing one or more high-cost diseases or impact conditions. During fiscal 2002, the Company signed and implemented three total-population care enhancement contracts and became the first organization to be accredited by both the National Committee on Quality Assurance and the American Accreditation Healthcare Commission. In October 2002, the Company obtained certification by the Joint Commission on Accreditation of Healthcare Organizations and became the first and only care enhancement provider in the nation to be accredited or certified by all three organizations. The Company's disease management and care enhancement programs assist enrollees and their health plan's affiliated health care service providers with specific disease or condition-related care enhancement services. The Company believes that its patient and physician support regimens, delivered and/or supervised by a multi-disciplinary team, assist in ensuring that effective care for the treatment of the disease or condition is provided, which will improve the health status of the enrollee populations with the disease or condition and reduce both the short-term and long-term healthcare costs for these enrollees.

The Company's health plan disease management and care enhancement services range from telephone and mail contacts directed primarily to health plan members with targeted diseases from one of the Company's six care enhancement centers to services that include providing local market resources to address acute episode interventions and coordination of care with local healthcare providers. Fees under the Company's health plan contracts are generally determined by multiplying a contractually negotiated rate per health plan member per month by the number of health plan members covered by the Company's services during the month. In some contracts, the PMPM rate may differ between the health plan product groups (e.g. PPO, HMO, Medicare). Contracts are generally for terms of three to five years with provisions for subsequent renewal and typically provide that between 15% and 100% of the Company's fees may be refundable ("performance-based"). The Company earns performance-based fees upon achieving a targeted percentage reduction in the customer's healthcare costs, in addition to clinical and other criteria that focus on improving the health of the members, compared to a baseline year. Approximately 26% of the Company's revenues recorded during the year ended August 31, 2002 were performance-based. A limited number of contracts also provide opportunities for incentive fees in excess of the contractual PMPM rate if the Company is able to achieve an even greater reduction in the customer's healthcare costs compared to the targeted reduction.

The Company anticipates that additional disease management and care enhancement contracts that the Company may sign with health plans may take one of several forms, including per member per month payments to the Company to cover its services to enrollees, some form of shared savings of overall enrollee healthcare costs, or some combination of these arrangements. The Company anticipates that under most contracts, some portion of the Company's fees will be at risk subject to its performance against financial cost savings, clinical, and other performance criteria.

The membership enrollment and disenrollment processes of the Company's health plan customers can result in a seasonal reduction in lives under management during the Company's second fiscal quarter. Employers typically make decisions on which health insurance carriers they will offer to their employees and also may allow employees to switch between health plans on an annual basis. Historically, the Company has found that a majority of these decisions are made effective December 31 of each year. An employer's change in health plans or employees' change in health plan elections will result in the Company's loss of covered lives under management as of December 31. Although these decisions may also result in a gain in enrollees, the process of identifying new members eligible to participate in the Company's programs is dependent on the submission of healthcare claims, which lags enrollment by an indeterminate period. As a result, historically the Company has experienced a loss of covered lives of between 5% and 7% on December 31 that is not restored through new member identification until later in the fiscal year, thereby negatively affecting the Company's revenues in its second fiscal quarter.

Disease management and care enhancement health plan contracts require sophisticated management information systems to enable the Company to manage the care of large populations of patients with certain chronic diseases such as diabetes, cardiac disease and respiratory disease as well as certain other medical conditions and to assist in reporting outcomes and costs before and after the Company's involvement with a health plan's enrollees. The Company has developed and is continually expanding and improving its clinical management systems which it believes meet its information management needs for its disease management and care enhancement services. The Company has installed and is utilizing the systems for the enrollees of each of its health plan contract customers. The anticipated expansion and improvement in its information management systems will continue to require significant investments by the Company in information technology software, hardware and its information technology staff.

At August 31, 2002, the Company had contracts with 20 health plans to provide disease management services in 65 health plan markets. The Company reports the number of covered lives serviced under its health plan contracts in terms of "equivalent lives." Because the Company's original disease management services were focused on health plan members with diabetes, the equivalent life calculation is based on the fees and average service intensity of a diabetic life. Although the average service intensity and fee for a health plan member with cardiac or respiratory disease differs from diabetes, the Company believes that the percent contribution margin is approximately the same.

Equivalent lives reported as "under management" are health plan members to whom the Company is providing services. Equivalent lives reported in backlog are the estimated number of health plan members for whom services have been contracted but are not yet being provided. The number of equivalent lives under management as well as the backlog of equivalent lives under contract are shown below at August 31, 2002, 2001 and 2000.

At August 31,	2002	2001	2000
Equivalent lives under management	599,523	349,196	198,916
Equivalent lives in backlog	115,000	14,000	13,000
Total equivalent lives	714,523	363,196	211,916

During the fiscal years ended August 31, 2002, 2001 and 2000, approximately 55%, 43% and 44%, respectively, of the Company's revenues were derived from contracts with two health plans that each comprised more than 10% of the Company's revenues for those years. During fiscal 2000, two health plans each comprised more than 10% of the Company's revenues. During fiscal 2001, one of these health plan contracts was terminated and a contract with a new health plan comprising more than 10% of the Company's fiscal 2001 revenues was added. During fiscal 2002, the same two health plans as in 2001 each comprised more than 10% of the Company's revenues. The loss of either of these contracts or any other large health plan contract or a reduction in the profitability of any of these contracts would have a material negative impact on the Company's results of operations and financial condition.

The Company's health plan contract revenues are dependent upon the contractual relationships it establishes and maintains with health plans to provide disease management and care enhancement services to their members. The terms of these health plan contracts generally range from three to five years with some contracts providing for early termination by the health plan under certain conditions. Because the disease management industry is relatively new and the Company's contracts were some of the first large-scale contracts to be executed with health plans for disease management services, the renewal experience for these contracts is limited. No assurances can be given that the results from restructurings and possible terminations at or prior to renewal would not have a material negative impact on the Company's results of operations and financial condition. During the year ended August 31, 2002, three health plan contracts were scheduled to expire. One of these contracts was extended to fiscal 2003; one contract was renewed; and one contract was renewed and expanded to include additional lives and an additional disease. In addition, one contract not scheduled to expire until 2004 was terminated early by the Company.

During the fiscal year ending August 31, 2003, five health plan customer contracts representing 5% of the Company's revenues for fiscal 2002 are scheduled to expire under the terms of the contracts. Three additional contracts representing approximately 2% of the Company's revenues for fiscal 2002 and which also would have expired under the terms of the contracts during fiscal 2003 were renewed during fiscal 2002 on terms substantially the same as the terms in the original contracts. In addition, four contracts representing 36% of the Company's revenue in fiscal 2002 are eligible for early termination in fiscal 2003. No assurance can be given that unscheduled contract terminations or renegotiations would not have a material negative impact on the Company's results of operations and financial condition.

In December 2001, the Company entered into a strategic alliance agreement with Johns Hopkins University and Health System for the establishment of an outcomes verification program to independently evaluate and verify the effectiveness of clinical interventions and their clinical and financial results. This five-year strategic alliance agreement was effective December 1, 2001. Pursuant to the terms of the agreement, the Company pays Johns Hopkins annual compensation of $1.0 million per year and issued 75,000 unregistered shares of common stock to Johns Hopkins. One half of the 75,000 shares vested immediately, and the remaining 37,500 shares vest on December 1, 2003.

Hospital Contracts

The Company's hospital-based diabetes treatment centers are located in and operated under contracts with general acute-care hospitals. The primary goal of each center is to create a center of excellence for the treatment of diabetes in the community in which it is located and thereby increase the hospital's market share of diabetes patients and lower the hospital's cost of providing services while enhancing the quality of care to this population. Fee structures under the hospital contracts consist primarily of fixed management fees, but some contracts may also include variable fees based on the Company's performance. Fixed management fees are recorded as services are provided. Variable fees based upon performance generally provide for payments to the Company based on changes in the client hospital's market share of diabetes inpatients, the costs of providing care to these patients, and quality of care measurements. The Company has renewed or entered into new contracts in recent years that included primarily fixed management fee arrangements. The terms of hospital contracts generally range from two to five years and are subject to periodic renegotiation and renewal that may include reduction in fee structures that have a negative impact on the Company's revenues and profitability. The form of these contracts includes various structures ranging from arrangements where all costs of the Company's program for center professional personnel and community relations are the responsibility of the Company to structures where all Company program costs are the responsibility of the client hospital. The Company is paid directly by the hospital. Patients receiving services from the diabetes treatment centers are charged by the hospital for typical hospital services.

Under the terms of its contracts with hospitals, the Company provides the resources that enable the hospital to develop and operate an integrated system of care for patients with diabetes that includes: (1) programs to work with physicians to identify objectives for the patient and monitor accomplishment of the objectives during the patient's stay; (2) clinical interventions for patients with diabetes; (3) an information network service that connects the hospital to the Company's dedicated nationwide resources; (4) programs for specific activities related to quality improvement, cost reduction and market share increases for patients with diabetes; and (5) programs to monitor the hospital's performance against quality indicators and processes related to diabetes patients. Also available for hospital customers are numerous other services such as (1) outpatient diabetes patient education and follow-up; (2) programs for diabetes during pregnancy and programs for insulin pump therapy; and (3) policies and procedures to help ensure formal recognition of the diabetes program at the hospital by the American Diabetes Association.

The Company's hospital-based diabetes treatment center business had 55 contracts in effect in 25 states at August 31, 2002. The Company also had a contract to operate one hospital-based arthritis and osteoporosis treatment center during fiscal 2000; this contract was discontinued during fiscal 2001. The following table presents the number of total hospital contracts in effect during the past three fiscal years:

Year ended August 31,	2002	2001	2000
Contracts in effect at beginning of period	55	51	58
Contracts signed	7	11	8
Contracts discontinued	(7)	(7)	(15)
Contracts in effect at end of period	55	55	51
Hospital sites where services are delivered	75	78	66

During fiscal 2002, 10 hospital contracts were renewed. Several of these renewals included contract rate reductions, which the Company has undertaken to maintain long-term contractual relationships. Also during fiscal 2002, seven hospital contracts were discontinued. The Company had no material continuing obligations or costs associated with the termination of any client hospital contracts. The Company anticipates that continued hospital industry pressures to reduce costs because of constrained revenues will result in a continuation of contract rate reductions and the potential for additional contract terminations. During fiscal 2003, 19 contracts representing 4% of the Company's revenues for fiscal 2002 are subject to expiration if not renewed and an additional 13 contracts representing 2% of the Company's revenues for fiscal 2002 have early cancellation provisions that could result in early contract termination.

The hospital industry continues to experience pressures on its profitability as a result of constrained revenues from governmental and private revenue sources as well as from increasing underlying medical care costs. As a result, average revenue per hospital contract for the years ended August 31, 2002 and 2001 declined by 8% and 5%, respectively, compared with the same periods in the prior year. The Company believes that these pressures will continue. While the Company believes that its products are geared specifically to assist hospitals in controlling the high costs associated with the treatment of diabetes, the pressures to reduce costs immediately may have a negative effect, in certain circumstances, on the ability of or the length of time required by the Company to sign new hospital contracts as well as on the Company's ability to retain hospital contracts. This focus on cost reduction may also result in a continuation of downward pressure on the fee structures of existing contracts. There can be no assurance that these financial pressures will not continue to have a negative impact on the Company's hospital contract operations.

The Company's strategy is to develop new and expand existing relationships with health plans and hospitals to provide disease management and care enhancement services. The Company anticipates that it will utilize its state-of-the-art care enhancement centers and medical information technologies to gain a competitive advantage in delivering its health plan disease management services. In addition, the Company has added services to its product mix for health plans that extend the Company's programs beyond a chronic disease focus and provide care enhancement services to individuals identified with one or more additional conditions or who are at risk for developing these diseases or conditions. The Company believes that significant cost savings and improvements in care can result from addressing care management and treatment requirements for these additional selected diseases and conditions, which will enable the Company to address a much larger percentage of a health plan's total healthcare costs. The Company anticipates that significant costs will be incurred during fiscal 2003 due to the expansion of clinical programs, the associated information technology support for these expanded care enhancement initiatives and the opening of additional care enhancement centers and that many of these costs will be incurred prior to the initiation of revenues from new contracts. It is also anticipated that some of these new capabilities and technologies may be added through strategic alliances with other entities and that the Company may choose to make minority interest investments in or acquire for stock or cash one or more of these entities.

At a Special Meeting of Stockholders on October 25, 2001, the stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of the Company's common stock from 15,000,000 to 40,000,000. On October 29, 2001, the Company's Board of Directors approved a three-for-two stock split effected in the form of a 50% stock dividend to be distributed on November 23, 2001 to stockholders of record at the close of business on November 9, 2001. The accompanying balance sheets and statements of stockholders' equity have been restated as if the split and the increase in authorized shares had occurred on August 31, 2001. Earnings per share, weighted average common shares and equivalents and stock option information have been retroactively restated as if the split had occurred at the beginning of the periods presented.

Results of Operations

FISCAL 2002 COMPARED TO FISCAL 2001

Revenues for fiscal 2002 increased $47.6 million or 63% from fiscal 2001 primarily due to an increase in the average number of equivalent lives enrolled in the Company's health plan contracts to approximately 420,000 for 2002 from approximately 234,000 for 2001 and contract performance incentive bonus revenues of approximately $4.6 million recognized during fiscal 2002. The increase in the average number of equivalent lives under management was primarily the result of new health plan contracts signed during fiscal 2001 and 2002. The average revenue per member per month for equivalent lives enrolled under the Company's health plan contracts was 6% greater during 2002 than for 2001. This increase in average per member per month revenue occurred primarily as a result of improved performance under the terms of performance-based fees and incentive fee provisions of health plan contracts during the 2002 period compared with 2001. The increase in health plan contract revenues was offset partially by decreased revenues from hospital-based diabetes treatment center contracts. Revenues from the Company's hospital contract operations for 2002 were 7% less than 2001 principally due to rate reductions on contract renewals partially offset by a slightly higher average number of contracts in operation during 2002 compared with 2001. Average revenue per hospital contract was approximately 8% lower in 2002 than in 2001 due primarily to contract fee reductions and lower average fees on new contracts in 2002. The Company anticipates that revenues for fiscal 2003 will increase over fiscal 2002 revenues primarily as a result of additional lives enrolled under its existing and anticipated new health plan contracts which may be offset somewhat by lower revenues from hospital contract operations resulting from contract fee reductions and contract terminations.

Cost of services for fiscal 2002 increased $29.4 million or 53% from fiscal 2001 primarily due to higher staffing levels associated with increases in the number of equivalent lives covered in the Company's health plan contracts, the opening of an additional care enhancement center in March 2002 as well as increased employee incentive compensation associated with improved operating performance compared with the prior fiscal year. Cost of services as a percentage of revenues decreased to 69% for 2002, compared to 74% for 2001 primarily as a result of improved revenue performance at the Company's health plan contract operations. The Company anticipates that cost of services for fiscal 2003 will increase over fiscal 2002 cost of services primarily as a result of increased operating staff required for expected increases in the number of equivalent lives enrolled under the Company's health plan contracts, increased indirect staff costs associated with the development and implementation of its new total population care enhancement services and increases in information technology staff.

Selling, general and administrative expenses for fiscal 2002 increased $4.5 million or 55% from fiscal 2001 primarily due to an increase in selling and marketing expenses associated with the Company's investment in sales and marketing expertise and strategic relationships, and an increase in general corporate expenses attributable to growth in the Company's health plan operations. Selling, general and administrative expenses as a percentage of revenues for 2002 decreased to 10% from 11% in the prior year period primarily as a result of the Company's ability to more effectively leverage its selling, general and administrative expenses as a result of growth in the Company's health plan operations. The Company anticipates that selling, general and administrative expenses for fiscal 2003 will increase over fiscal 2002 primarily as a result of increased sales and marketing expenses, increased support costs required for the Company's rapidly growing health plan segment, and increased costs associated with a full year under the Company's strategic alliance with Johns Hopkins University and Health System.

Depreciation and amortization expense for fiscal 2002 increased $1.6 million or 29% from fiscal 2001 primarily due to increased depreciation and amortization expense associated with equipment, software development, and computer-related capital expenditures related to enhancements in the Company's health plan information technology capabilities, the addition of one care enhancement center and expansion of two existing centers offset by the discontinuance of goodwill amortization in the fiscal 2002 period as a result of the adoption of SFAS No. 142. In July 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 142 requires that upon adoption, amortization of goodwill and indefinite life intangible assets will cease and instead, the carrying value of goodwill and indefinite life intangible assets will be evaluated for impairment at least on an annual basis or more frequently if certain indicators are encountered. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 142 is effective for fiscal years beginning after December 15, 2001; however, the Company elected early adoption of this statement on September 1, 2001, the beginning of its 2002 fiscal year. As of this date, the Company no longer amortized goodwill. Goodwill amortization expense for the fiscal year ended August 31, 2001 was $0.6 million. The Company anticipates that depreciation and amortization expense for fiscal 2003 will increase over fiscal 2002 primarily as a result of additional capital expenditures associated with expected increases in the number of equivalent lives enrolled under the Company's health plan contracts, additional care enhancement centers, growth and improvement in the Company's information technology capabilities and the implementation of its new total population care enhancement strategy.

The Company's interest expense was $0.4 million for fiscal 2002 compared to $0.1 million in fiscal 2001. Interest expense for fiscal 2002 increased $0.3 million from fiscal 2001 primarily due to fees related to outstanding letters of credit to support the Company's contractual requirement to repay fees in the event the Company does not perform at established target levels and does not repay the fees due in accordance with the terms of the contracts.

The Company's income tax expense for fiscal 2002 was $7.2 million compared to $2.5 million for fiscal 2001. The increase in the income tax expense between these periods resulted primarily from an increase in profitability. The differences between the statutory federal income tax rate of 34% and the Company's effective tax rate of 41% in fiscal 2002 are due primarily to the impact of state income taxes and certain non-deductible expenses for income tax purposes. The differences between the statutory federal income tax rate of 34% and the Company's effective tax rate of 44% in fiscal 2001 are due primarily to the impact of state income taxes and certain non-deductible expenses for income tax purposes, primarily amortization of goodwill.

FISCAL 2001 COMPARED TO FISCAL 2000

Revenues for fiscal 2001 increased $22.1 million or 42% from fiscal 2000 primarily due to an increase in the average number of equivalent lives enrolled in the Company's health plan contracts to approximately 234,000 for 2001 from approximately 143,000 for 2000. This increase in the average number of equivalent lives under management was primarily the result of new health plan contracts signed during fiscal 2000 and 2001. The average revenue per member per month for equivalent lives enrolled under the Company's health plan contracts for 2001 was 5% greater than for 2000. This increase in average per member per month revenue occurred primarily as a result of an increase in equivalent lives under higher rate contracts in the fiscal 2001 period when compared with fiscal 2000, improved performance under the terms of performance fee provisions of health plan contracts, revenues recognized during the 2001 periods associated with final settlement and transition services on two health plan contracts that terminated during the second and third quarters of fiscal 2001 and the impact of health plan contract revenue adjustments of approximately $1.2

million recorded in the third quarter of fiscal 2000. The increase in health plan contract revenues was offset partially by decreased revenues from hospital-based diabetes treatment center contracts. Revenues from the Company's hospital contract operations for 2001 were 4% less than 2000 principally due to rate reductions on contract renewals partially offset by a slightly higher average number of contracts in operation during 2001 as compared with 2000. Average revenue per hospital contract was approximately 5% lower in 2001 than in 2000 due primarily to contract fee reductions and lower average fees on new contracts in 2001.

Cost of services for fiscal 2001 increased $14.2 million or 35% from fiscal 2000 primarily due to higher staffing levels associated with increases in the number of equivalent lives covered in the Company's health plan contracts as well as increased employee incentive compensation associated with improved operating performance compared with the prior fiscal year. Cost of services as a percentage of revenues decreased to 74% for 2001, compared to 78% for 2000 primarily as a result of improved revenue performance at the Company's health plan contract operations offset somewhat by higher staffing levels at its health plan operations and increased employee incentive compensation associated with improved operating performance.

Selling, general and administrative expenses for fiscal 2001 increased $0.7 million or 9% from fiscal 2000 primarily from higher operating costs due to the growth of the Company's health plan operations and from the write off of a $250,000 minority interest investment in a small startup cancer care management company in fiscal 2001. Selling, general and administrative expenses as a percentage of revenues for 2001 decreased to 11% from 14% for 2000 primarily as a result of the Company's ability to more effectively leverage its selling, general and administrative expenses as a result of growth in the Company's health plan operations partially offset by the write off of the investment in a small startup cancer care management company in fiscal 2001.

Depreciation and amortization expense for fiscal 2001 increased $2.0 million or 56% from fiscal 2000 primarily due to increased depreciation expense associated with equipment and computer-related capital expenditures for the Company's health plan operations and the amortization of goodwill and other intangible assets associated with the CareSteps.com, Inc. and Empower Health, Inc. acquisitions in June 2001.

The Company's interest expense was $114,516 for fiscal 2001 compared to $22,281 in fiscal 2000. Interest expense for fiscal 2001 increased $92,235 from fiscal 2000 primarily due to fees related to outstanding letters of credit to support the Company's performance under two health plan contracts.

The Company's income tax expense of $2.5 million for fiscal 2001 compared to $0.5 million for fiscal 2000 resulted from increased profitability in 2001 compared to 2000. The differences between the statutory federal income tax rate of 34% and the Company's effective tax rates of 44% in fiscal 2001 and 76% in 2000 are due primarily to the impact of state income taxes and certain non-deductible expenses for income taxes, primarily amortization of goodwill.

Liquidity and Capital Resources

Operating activities for fiscal 2002 generated $24.1 million in cash flow from operations compared to $10.7 million for the same period in 2001. The increase in operating cash flow activity resulted primarily from additional net income before depreciation and amortization of $8.8 million, and tax benefits received from the exercise of employee stock options of $6.8 million, partially offset by an increase in working capital items of $1.4 million. Investing activities during this period used $14.3 million in cash which consisted of the acquisition of property and equipment primarily associated with enhancements in the Company's health plan information technology capabilities, the addition of one care enhancement center and expansion of two existing centers, and costs associated with the acquisitions of CareSteps and Empower Health. Financing activities for fiscal 2002 provided $1.7 million in cash proceeds primarily from the exercise of options to purchase the Company's common stock.

On May 31, 2002, the Company entered into a new credit agreement with two financial institutions to provide borrowing capacity of up to $27.5 million, inclusive of the ability to issue up to $27.5 million of letters of credit. This agreement expires on May 31, 2005. Borrowings under this agreement bear interest, at the Company's option, at a fluctuating LIBOR-based rate or at the higher of the federal funds rate plus 0.5% or the banks' prime lending rate. Substantially all of the Company's and its subsidiaries' assets are pledged as collateral for any borrowings under the credit facility. The agreement also contains various financial covenants, limits the amount of repurchases of the Company's common stock, and requires the Company to maintain a minimum liquidity (cash, marketable securities, and unused availability under the credit agreement) of $8.0 million. As of August 31, 2002, there were no borrowings outstanding under this agreement; however, there were letters of credit outstanding under the agreement totaling approximately $18.9 million to support the Company's contractual requirement to repay fees in the event the Company does not perform at established target levels and does not repay the fees due in accordance with the terms of certain contracts. The Company has never had a draw under an outstanding letter of credit.

The Company believes that cash flow from operating activities, its available cash and available credit under its credit agreement will continue to enable the Company to fund the current level of growth in its health plan operations. However, to the extent that the expansion of the Company's health plan operations requires significant additional financing resources, such as capital expenditures for technology improvements, additional care enhancement centers and/or the issuance of letters of credit or other forms of financial assurance to guarantee the Company's performance under the terms of new health plan contracts, the Company may need to raise additional capital through the expansion of the Company's existing credit facility and/or issuance of debt or equity. The Company's ability to arrange such financing may be limited and, accordingly, the Company's ability to expand its health plan operations could be restricted. In addition, should health plan contract development accelerate or should acquisition opportunities arise that would enhance the Company's planned expansion of its health plan operations, the Company may need to issue additional debt or equity to provide the funding for these increased growth opportunities or may issue equity in connection with future acquisitions or strategic alliances. No assurance can be given that the Company would be able to issue additional debt or equity on terms that would be acceptable to the Company.

During March 2000, the Company's Board of Directors authorized the repurchase of up to 750,000 shares of the Company's common stock. The authorization enabled the Company to make repurchases from time to time in open market and private transactions prior to March 1, 2002. As of the expiration of this authorization, the Company had repurchased 56,850 shares at a cost of $153,557.

Material Commitments

The following schedule summarizes the Company's contractual cash obligations by the indicated period as of August 31, 2002:

	Payments Due By Year Ended August 31,				
	2003	2004 - 2005	2005 - 2006	2008 and After	Total
Long-term debt [1]	$ 383,296	$ 514,187	$ –	$ –	$ 897,483
Deferred compensation plan payments	339,728	734,856	793,809	1,501,397	3,369,790
Operating leases	3,021,818	6,238,292	5,425,480	2,282,545	16,968,135
Other commitments [2]	7,250,000	2,000,000	1,000,000	250,000	10,500,000
Total Contractual Cash Obligations	$ 10,994,842	$ 9,487,335	$ 7,219,289	$ 4,033,942	$ 31,735,408

(1) Long-term debt consists of capital lease obligations.

(2) Other commitments represent a health plan contract requirement to establish an escrow account of $6 million by April 30, 2003 and cash payments in connection with the Company's strategic alliance agreement with Johns Hopkins University and Health System.

The Company had $18.9 million of letters of credit outstanding at August 31, 2002 to support its requirement to repay fees under three health plan contracts in the event it does not perform at established target levels and does not repay the fees due in accordance with the terms of the contracts. The letters of credit are renewable annually. The Company has never had a draw under an outstanding letter of credit.

Consolidated Balance Sheets

At August 31,	2002	2001
ASSETS:		
Current assets:		
Cash and cash equivalents (Note 1b)	$ 23,924,050	$ 12,375,772
Accounts receivable, net (Note 1c)	20,688,640	9,387,089
Other current assets (Note 1d)	3,495,123	1,555,643
Deferred tax asset (Notes 1h, 3 and 4)	1,313,000	3,673,000
Total current assets	49,420,813	26,991,504
Property and equipment (Note 1e):		
Leasehold improvements	3,458,932	2,521,797
Computer equipment, related software and other equipment	35,148,123	21,060,486
	38,607,055	23,582,283
Less accumulated depreciation	(16,801,871)	(10,216,069)
Net property and equipment	21,805,184	13,366,214
Long-term deferred tax asset (Notes 1h, 3 and 4)	942,000	1,228,000
Other assets, net (Notes 1f and 3)	1,410,793	1,720,123
Goodwill (Notes 1g, 2 and 3)	44,438,196	28,194,045
	$ 118,016,986	$ 71,499,886
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,268,088	$ 1,597,827
Accrued salaries and benefits	11,725,520	5,380,540
Accrued liabilities	2,371,747	2,953,410
Contract billings in excess of earnings	5,726,312	3,092,870
Income taxes payable (Notes 1h and 4)	235,273	629,373
Current portion of other long-term liabilities (Note 6)	799,208	286,247
Total current liabilities	25,126,148	13,940,267
Long-term debt	514,187	–
Other long-term liabilities (Note 6)	3,567,725	3,443,545
Commitments and contingencies (Notes 5, 7 and 12)		
Stockholders' equity (Notes 8, 9, and 10)		
Preferred stock		
$.001 par value, 5,000,000 shares authorized, none outstanding	–	–
Common stock		
$.001 par value, 40,000,000 shares authorized, 15,366,232 and 14,171,441 shares outstanding	15,366	14,171
Additional paid-in capital	68,938,626	44,601,579
Retained earnings	19,854,934	9,500,324
Total stockholders' equity	88,808,926	54,116,074
	$ 118,016,986	$ 71,499,886

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations

Year ended August 31,	2002	2001	2000
Revenues (Note 1i)	$ 122,762,106	$ 75,120,888	$ 53,029,860
Cost of services	84,845,077	55,465,565	41,232,290
Gross margin	37,917,029	19,655,323	11,797,570
Selling, general and administrative expenses	12,726,450	8,217,506	7,528,901
Depreciation and amortization (Note 1)	7,271,257	5,655,815	3,620,305
Interest expense	369,712	114,516	22,281
Income before income taxes	17,549,610	5,667,486	626,083
Income tax expense (Notes 1h and 4)	7,195,000	2,510,000	478,000
Net income	$ 10,354,610	$ 3,157,486	$ 148,083
Basic income per share (Note 1j)	$ 0.69	$ 0.24	$ 0.01
Fully diluted income per share (Note 1j)	$ 0.64	$ 0.22	$ 0.01
Weighted average common shares and equivalents (Note 1j)			
Basic	14,972,736	12,935,979	12,403,428
Fully diluted	16,094,073	14,059,332	12,953,100

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity

	Preferred Stock	Common Stock	Additional Paid–in Capital	Retained Earnings	Total
Balance, August 31, 1999	–	$ 8,462	$24,750,587	$ 6,194,755	$ 30,953,804
Exercise of stock options (Note 9)	–	47	127,455	–	127,502
Stock repurchase (Note 8)	–	(262)	(1,273,219)	–	(1,273,481)
Net income	–	–	–	148,083	148,083
Balance, August 31, 2000	–	8,247	23,604,823	6,342,838	29,955,908
Exercise of stock options (Note 9)	–	447	1,548,055	–	1,548,502
Tax benefit of option exercises (Note 4)	–	–	2,287,248	–	2,287,248
Issuance of stock in conjunction with business acquisitions (Note 3)	–	754	17,166,176	–	17,166,930
Net income	–	–	–	3,157,486	3,157,486
Stock split effective November 2001 (Note 8)	–	4,723	(4,723)	–	–
Balance, August 31, 2001	–	14,171	44,601,579	9,500,324	54,116,074
Exercise of stock options (Note 9)	–	588	2,058,817	–	2,059,405
Tax benefit of option exercises (Note 4)	–	–	4,495,903	–	4,495,903
Issuance of stock in conjunction with business acquisitions (Note 3)	–	532	16,612,402	–	16,612,934
Issuance of stock in conjunction with strategic alliance (Note 8)	–	75	1,169,925	–	1,170,000
Net income	–	–	–	10,354,610	10,354,610
Balance, August 31, 2002	–	$15,366	$68,938,626	$ 19,854,934	$ 88,808,926

See accompanying notes to the consolidated financial statements.

Year ended August 31,	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 10,354,610	$ 3,157,486	$ 148,083
Income tax expense (Notes 1h and 4)	7,195,000	2,510,000	478,000
Income before income taxes	17,549,610	5,667,486	626,083
Noncash expenses, revenues, losses and gains included in income:			
Depreciation and amortization (Note 1)	7,271,257	5,655,815	3,620,305
Decrease (increase) in working capital items	(1,429,973)	281,793	1,808,506
Other noncash transactions	1,823,158	1,000,187	1,041,300
	25,214,052	12,605,281	7,096,194
Income taxes (net paid)	(336,454)	(1,165,219)	(1,021,959)
Increase in other assets	(144,279)	(113,553)	(233,139)
Payments on other long-term liabilities (Note 6)	(636,668)	(605,353)	(281,121)
Net cash flows provided by operating activities	24,096,651	10,721,156	5,559,975
Cash flows from investing activities:			
Acquisition of property and equipment	(13,829,460)	(4,719,321)	(10,595,887)
Business acquisitions (Note 3)	(441,996)	(2,154,521)	–
Net cash flows used in investing activities	(14,271,456)	(6,873,842)	(10,595,887)
Cash flows from financing activities:			
Exercise of stock options (Note 9)	1,998,580	1,503,181	83,654
Payments of long term-debt	(275,497)	–	–
Investment in unconsolidated subsidiaries	–	–	(250,000)
Stock repurchase (Note 8)	–	–	(1,273,481)
Net cash flows provided by (used in) financing activities	1,723,083	1,503,181	(1,439,827)
Net increase (decrease) in cash and cash equivalents	11,548,278	5,350,495	(6,475,739)
Cash and cash equivalents, beginning of period	12,375,772	7,025,277	13,501,016
Cash and cash equivalents, end of period	$ 23,924,050	$ 12,375,772	$ 7,025,277
Decrease (increase) in other working capital items excluding income taxes and acquisition costs:			
Accounts receivable, net	$ (11,301,551)	$ (366,339)	$ (2,319,682)
Other current assets	(1,939,480)	(89,839)	(225,733)
Accounts payable	2,670,261	(326,250)	828,845
Accrued expenses	6,507,355	2,586,775	277,025
Contract billings in excess of earnings	2,633,442	(1,522,554)	3,248,051
	$ (1,429,973)	$ 281,793	$ 1,808,506

SUPPLEMENTAL NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	2002	2001	2000
1. Other noncash transactions consist of the following:			
Deferred compensation agreements	$ 888,415	$ 669,465	$ 531,785
Stock issued in conjunction with strategic alliance	1,170,000	–	–
Realized loss on investment	–	250,000	–
Write-off of assets for terminated contracts	–	46,776	112,430
Deferred rent payments	(48,214)	(48,214)	341,513
Liability insurance reserves	22,342	–	–
Miscellaneous other	(209,385)	82,160	55,572
	$ 1,823,158	$ 1,000,187	$ 1,041,300

2. During the years ended August 31, 2002 and 2001, respectively, shares of stock valued at $16,612,934 and $17,166,930 were issued in conjunction with two business acquisitions. (See Note 3).
3. Assets valued at $1,172,979 were acquired pursuant to capitalized lease arrangements in fiscal 2002.

See accompanying notes to the consolidated financial statements.

1. Summary of Significant Accounting Policies

The operations of American Healthways, Inc. (the "Company") consist primarily of American Healthways Services, Inc. ("AHSI"), a wholly-owned subsidiary that is a national provider of disease management and care enhancement services to health plans and hospitals. The Company formerly conducted business as American Healthcorp, Inc. and changed its name in January 2000.

Certain items in prior periods have been reclassified to conform to current classifications.

a. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned or majority-owned. All material intercompany profits, transactions and balances have been eliminated.

b. Cash and Cash Equivalents

Cash and cash equivalents are comprised principally of tax-exempt debt instruments, repurchase agreements, commercial paper and other short-term investments with maturities of less than three months and accrued interest thereon.

c. Accounts Receivable

As of August 31, 2002 and 2001, unbilled receivables included in accounts receivable were $5,470,631 and $975,250, respectively. Unbilled receivables primarily represent incentive fees which are billed to customers upon reconciliation of the contract year on which they are earned (typically six to eight months after the end of a contract year).

d. Other Current Assets

Other current assets at August 31, 2002 and 2001 are comprised of prepaid expenses, inventories and other receivables.

e. Property and Equipment

Property and equipment costs include expenditures that increase value or extend useful lives. Depreciation is recognized under the straight line method over useful lives ranging principally from 5 to 10 years for leasehold improvements, 3 to 5 years for computer software and hardware and 5 to 10 years for furniture and other office equipment.

f. Other Assets

Other assets at August 31, 2002 and 2001 principally consist of identifiable intangible assets associated with business acquisitions (see Note 3) as well as net costs incurred in obtaining hospital contracts and long-term notes receivable. These identifiable intangible assets are being amortized over their estimated useful lives (one to three years) and consist primarily of non-competition agreements and acquired technology.

g. Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Goodwill at August 31, 2002 is comprised of a management buy-out of the Company in August 1988 and also includes costs associated with business acquisitions made in fiscal 2001. The Company elected early adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" on September 1, 2001, the beginning of its 2002 fiscal year. Since the adoption of SFAS No. 142 in September 2001, amortization of goodwill was discontinued, and goodwill is reviewed at least annually for impairment. (See Note 2).

h. Income Taxes

The Company files a consolidated federal income tax return which includes all of its wholly-owned subsidiaries and computes its income tax provision under SFAS No. 109, "Accounting for Income Taxes".

i. Revenue Recognition

Fees under the Company's hospital contracts are generally fixed-fee and are recorded as services are provided.

Fees under the Company's health plan contracts are generally determined by multiplying a contractually negotiated rate per health plan member per month ("PMPM") by the number of health plan members covered by the Company's services during the month. In some contracts, the PMPM rate may differ between the health plan product groups (e.g. PPO, HMO, Medicare). Contracts are generally for terms of three to five years with provisions for subsequent renewal and typically provide that between 15% and 100% of the Company's fees may be refundable ("performance-based"). The Company earns performance-based fees upon achieving a targeted percentage reduction in the customer's healthcare costs, in addition to clinical and other criteria that focus on improving the health of the members, compared to a baseline year. Approximately 26% of the Company's revenues recorded during the year ended August 31, 2002 were performance-based. A limited number of contracts also provide opportunities for incentive fees in excess of the contractual PMPM rate if the Company is able to achieve an even greater reduction in the customer's healthcare costs compared to the targeted reduction.

The Company bills its customers each month for the entire amount of the fees contractually due for the prior month's enrollment, which always includes the amount, if any, that may be subject to refund. The monthly billing does not include any potential incentive fees which are not due until after contract settlement. The Company recognizes revenue during the period the services are performed as follows: the fixed portion of the monthly fees are recognized as revenue during the period the services are performed; the performance-based portion of the monthly fees are recognized based on performance-to-date in the contract year; additional incentive fees are recognized based on performance-to-date in the contract year to the extent such amounts are considered collectible based on credit risk and/or business relationships. The Company assesses its level of performance based on medical claims and other data contractually required to be supplied monthly by the health plan customer. Estimates that may be included in the Company's assessment of performance include medical claims incurred but not reported and a health plan's medical cost trend compared to a baseline year. In addition, the Company may also provide reserves, as appropriate, for billing adjustments at contract reconciliation and for the collectibility of incentive fees ("contractual reserves"). In the event interim performance measures indicate that performance targets are not being met, or data from the health plan is insufficient to measure performance, fees subject to refund are not recognized as revenues but rather are recorded as a current liability in contract billings in excess of earnings. The Company would reverse revenues previously recognized only in those situations in which performance-to-date in the contract year, previously above targeted levels, dropped below targeted levels due to subsequent adverse performance and/or adjustments in contractual reserves.

The contractual settlement process under a contract, which generally is not completed until six to eight months after the end of a contract year, involves reconciliation of health care claims and clinical data. Data reconciliation differences between the Company and the customer can arise due to health plan data deficiencies, omissions and/or data discrepancies, for which the Company provides contractual allowances until agreement is reached with respect to identified issues.

During the fiscal years ended August 31, 2002, 2001 and 2000, approximately 55%, 43% and 44%, respectively, of the Company's revenues were derived from contracts with two health plans that each comprised more than 10% of the Company's revenues for those years. During fiscal 2000, two health plans each comprised more than 10% of the Company's revenues. During fiscal 2001, one of these health plan contracts was terminated and a contract with a new health plan comprising more than 10% of the Company's fiscal 2001 revenues was added. During fiscal 2002, the same two health plans each comprised more than 10% of the Company's revenues.

j. Net Income Per Share

Net income per share is reported under SFAS No. 128 "Earnings per Share". The presentation of basic earnings per share is based upon average common shares outstanding during the period. Diluted earnings per share is based on average common shares outstanding during the period plus the dilutive effect of stock options outstanding.

k. Management Estimates

The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Recently Issued Accounting Standards

Business Combinations

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". The provisions of SFAS No. 141 require all business combinations initiated after June 30, 2001 to be accounted for under the purchase method and prohibit the use of the pooling-of-interest method. SFAS No. 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill acquired in a business combination, and expands financial disclosures concerning business combinations consummated after June 30, 2001. The application of SFAS No. 141 did not affect any of the Company's previously reported amounts included in goodwill or other intangible assets.

Goodwill

Effective September 1, 2001, the Company early adopted SFAS No. 142, "Goodwill and Other Intangible Assets", which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS No. 142, all goodwill amortization ceased effective September 1, 2001, the beginning of the Company's 2002 fiscal year, and material amounts of recorded goodwill attributable to each of the Company's segments were tested for impairment by comparing the fair value of each segment with its carrying value (including attributable goodwill). Fair value was estimated using present value techniques based on estimates of cash flows and multiples of earnings and revenues performance measures. These impairment tests are required to be performed at the adoption of SFAS No. 142 and at least annually thereafter. Absent any impairment indicators, the Company performs its annual impairment tests during its fourth quarter, in connection with its annual budgeting process.

The Company completed its initial impairment test and its fiscal 2002 annual impairment test as required by SFAS No. 142 and concluded that no impairment of goodwill exists.

The change in the carrying amount of goodwill for fiscal 2002 is as follows:

	Health Plan Contracts	Hospital Contracts	Total
Carrying value at August 31, 2001	$ 17,875,563	$ 10,318,482	$ 28,194,045
Empower Health contingent shares and acquisition adjustments	16,244,151	–	16,244,151
Carrying value at August 31, 2002	$ 34,119,714	$ 10,318,482	$ 44,438,196

In connection with the adoption of SFAS No. 142, the Company also reassessed the useful lives and the classification of its identifiable intangible assets and determined that they continue to be appropriate. The components of identifiable intangible assets, consisting principally of non-competition agreements and acquired technology, which are included in other assets on the consolidated balance sheets, are as follows:

At August 31,	2002	2001
Gross carrying amount	$ 1,848,768	$ 1,991,959
Accumulated amortization	$ (830,845)	$ (422,431)

Amortization expense for fiscal 2002, 2001 and 2000 was $679,818, $878,454 and $561,797, respectively. Estimated amortization expense for the five succeeding years is $636,258, $336,430, $32,581, $7,861 and $4,793, respectively.

The reconciliation of reported net income adjusted for the adoption of SFAS No. 142 is as follows:

Year ended August 31,	2002	2001	2000
Net income:			
Reported net income	$ 10,355,000	$ 3,157,486	$ 148,083
Add back: goodwill amortization	–	562,780	382,219
Adjusted net income	$ 10,355,000	$ 3,720,266	$ 530,302
Basic income per share			
Reported net income per share	$ 0.69	$ 0.24	$ 0.01
Add back: goodwill amortization	–	0.04	0.03
Adjusted net income per share	$ 0.69	$ 0.28	$ 0.04
Fully diluted income per share			
Reported net income per share	$ 0.64	$ 0.22	$ 0.01
Add back: goodwill amortization	–	0.04	0.03
Adjusted net income per share	$ 0.64	$ 0.26	$ 0.04

Asset Retirement Obligation

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", effective for fiscal years beginning after June 15, 2002. This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. The adoption of this statement is not anticipated to have a material effect on the Company's financial position or results of operations.

Impairment and Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes SFAS No. 121,"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and provides a single accounting model for the disposal of long lived assets from continuing and discontinued operations. The adoption of this statement is not anticipated to have a material effect on the Company's financial position or results of operations.

Leases

In April 2002, the FASB issued SFAS No. 145, "Recession of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This Statement, among other things, amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the accounting for sale-leaseback transactions and the accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to SFAS No. 13 is effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 did not have a material impact on the Company's financial position and results of operations.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement rescinds Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period that the liability is incurred. The provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The Company has not yet determined the impact, if any, the adoption of SFAS No. 146 will have on its financial position and results of operations.

3. Business Acquisitions

In two separate transactions during fiscal 2001, the Company acquired 100% of CareSteps.com, Inc. ("CareSteps") and 100% of Empower Health, Inc. ("Empower Health"). The Company has integrated CareSteps' evidence-based, Internet health application and advanced neural network predictive modeling capabilities with the Company's current care and disease management services. The acquisition of Empower Health provided market research regarding outcomes improvement services, prospective sales opportunities and experienced management to strengthen the Company's sales and marketing efforts in addition to key strategic relationships. The purchase price paid for the assets acquired in both transactions was $20,082,770 which consisted of cash of $1,000,000, the Company's common stock valued at $17,166,930 and acquisition costs and assumed liabilities of $1,915,840. The terms of the Empower Health, Inc. agreement and plan of merger dated June 5, 2001, provided for contingent consideration of up to an additional 532,500 shares of common stock to be issued if the average closing price of the Company's common stock exceeded certain targeted levels from October 1, 2001 to September 30, 2006. On December 3, 2001, those targets were met and the Company issued 532,494 unregistered shares of common stock to the original shareholders of Empower Health, Inc. The value of the shares issued of $16,612,934 was recorded in goodwill.

The purchase price of the aforementioned acquisitions was assigned as follows:

Working capital	$ 263,397
Property and equipment	35,528
Deferred tax asset	600,000
Identifiable intangible assets	1,329,836
Goodwill	34,300,275
Acquisition purchase price	$ 36,529,036

Had these transactions occurred on September 1, 1999, unaudited pro forma revenues for the years ended August 31, 2001 and 2000 would have been approximately $75,531,000 and $53,030,000, respectively. Unaudited pro forma net income (loss) for the years ended August 31, 2001 and 2000 would have been approximately $607,000 and ($1,941,000), respectively, and pro forma diluted earnings (loss) per share would have been $0.06 and ($0.21), respectively.

4. Income Taxes

Income tax expense is comprised of the following:

Year ended August 31,	2002	2001	2000
Current taxes			
Federal	$ 3,921,000	$ 1,264,000	$ 10,000
State	628,000	424,000	22,000
Deferred taxes	2,646,000	822,000	446,000
Total	$ 7,195,000	$ 2,510,000	$ 478,000

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset for the fiscal years ended August 31, 2002 and 2001 are as follows:

At August 31,	2002	2001
Deferred tax assets:		
Stock option compensation	$ –	$ 2,267,000
Financial accruals without economic performance	597,000	628,000
Spin-off stock option adjustment	864,000	1,177,000
Deferred compensation	1,605,000	1,234,000
Acquired net operating loss carryforward (Note 2)	536,000	536,000
Capital loss carryforward	97,000	–
	3,699,000	5,842,000
Valuation allowance	(97,000)	–
	3,602,000	5,842,000
Deferred tax liability:		
Tax over book depreciation	1,337,000	846,000
Tax over book amortization	10,000	95,000
	1,347,000	941,000
Net deferred tax assets	$ 2,255,000	$ 4,901,000
Net current deferred tax assets	$ 1,313,000	$ 3,673,000
Net long-term deferred tax assets	942,000	1,228,000
	$ 2,255,000	$ 4,901,000

The Company provided no valuation allowance against deferred tax assets recorded as of August 31, 2001. However, the Company did record a valuation allowance against deferred tax assets as of August 31, 2002 totaling approximately $97,000, as management believes it is more likely than not that the net deferred tax asset related to the capital loss carryforward will not be realized in future tax periods. The Company's net operating loss carryforwards will begin expiring in year 2019. The change in the Company's net deferred tax assets for the fiscal year ended August 31, 2001 includes deferred tax assets established in connection with acquisitions and stock option compensation for options that were exercised in calendar 2001 which will not be deductible for tax purposes until fiscal 2002. In fiscal 2002, the Company requested permission from the Internal Revenue Service ("IRS") to change its accounting method, in accordance with IRS regulations, to deduct stock option compensation for tax purposes in the year that the stock options are exercised. Thus, there is no balance in the deferred tax asset for this item as of August 31, 2002. Finally, for fiscal 2001 and 2002, the tax benefit of stock option compensation, excluding amounts relieving the deferred tax asset described as "Spin-off stock option adjustment", is recorded as additional paid-in capital.

The difference between income tax expense computed using the effective tax rate and the statutory federal income tax rate follows:

Year ended August 31,	2002	2001	2000
Statutory federal income tax from continuing operations	$ 5,967,000	$ 1,927,000	$ 213,000
State income taxes, less Federal income tax benefit	691,000	304,000	34,000
Change in valuation allowance	97,000	–	–
Amortization of goodwill and certain other intangible assets	80,000	216,000	130,000
Other	360,000	63,000	101,000
Income tax expense	$ 7,195,000	$ 2,510,000	$ 478,000

5. Long-Term Debt

On May 31, 2002, the Company entered into a new credit agreement with two financial institutions to provide borrowing capacity of up to $27.5 million, inclusive of the ability to issue up to $27.5 million of letters of credit. This agreement expires on May 31, 2005. Borrowings under this agreement bear interest, at the Company's option, at a fluctuating LIBOR-based rate or at the higher of the federal funds rate plus 0.5% or the banks' prime lending rate. Substantially all of the Company and its subsidiaries' assets are pledged as collateral for any borrowings under the credit facility. The agreement also contains various financial covenants, limits the amount of repurchases of the Company's common stock, and requires the Company to maintain minimum liquidity (cash, marketable securities, and unused availability under the credit agreement) of $8.0 million. As of August 31, 2002, there were no borrowings outstanding under the credit agreement; however, there were letters of credit outstanding under the agreement totaling approximately $18.9 million to support the Company's requirement to repay fees under three health plan contracts in the event the Company does not perform at established target levels and does not repay the fees due in accordance with the terms of the contracts. The Company has never had a draw under an outstanding letter of credit.

Long-term debt at August 31, 2002 consists of computer equipment leased by the Company under capital lease obligations. See Note 7.

6. Other Long-Term Liabilities

The Company has a non-qualified deferred compensation plan under which officers of the Company and certain subsidiaries may defer a portion of their salaries and receive a Company matching contribution plus a contribution based on the performance of the Company. Company contributions vest at 25% per year. The plan is unfunded and remains an unsecured obligation of the Company. Participants in these plans elect payout dates for their account balances, which can be no earlier than four years from the period of the deferral. Included in other long-term liabilities are vested amounts under these plans of $3,030,062 and $2,880,010 as of August 31, 2002 and 2001, respectively, net of the current portion of $339,728 and $238,033, respectively. Plan payments required in the five years subsequent to August 31, 2002 for the Company are $339,728, $269,348, $465,508, $688,183 and $105,626.

7. Leases

The Company has operating lease agreements principally for its corporate office space and for certain health plan care enhancement centers. The present corporate office lease is for approximately 70,000 square feet and expires September 2007. The health plan care enhancement center leases are for approximately 11,000 to 23,000 square feet each and have terms of three to ten years. Rent expense under lease agreements for the years ended August 31, 2002, 2001 and 2000 was approximately $2,169,000, $1,807,000 and $1,293,000, respectively.

A summary of the Company's future minimum lease payments, net of sublease income, under all capital leases and non-cancelable operating leases for each of the next five years following August 31, 2002 is as follows:

Year ending August 31,	Capital Leases	Operating Leases
2003	$ 423,091	$ 3,021,818
2004	423,091	3,102,888
2005	110,325	3,135,404
2006	–	2,804,902
2007	–	2,620,579
Total minimum lease payments	956,507	$ 14,685,591
Less amount representing interest	(59,024)	
Present value of net minimum lease payments	897,483	
Less current portion	(383,296)	
	$ 514,187	

8. Stockholders' Equity

In January 1998, the Company's Board of Directors authorized the repurchase and cancellation of up to 600,000 shares of the Company's common stock. The authorization enabled the Company to make repurchases from time to time in open market and private transactions prior to January 1, 2000. As of the expiration of this authorization on January 1, 2000, the Company had repurchased 542,981 shares at a cost of $2,283,118.

During March 2000, the Company's Board of Directors authorized the repurchase of up to 750,000 shares of the Company's common stock. The authorization enabled the Company to make repurchases from time to time in open market and private transactions prior to March 1, 2002. As of the expiration of this authorization on March 1, 2002, the Company had repurchased 56,850 shares at a cost of $153,557.

At a Special Meeting of Stockholders on October 25, 2001, the stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of the Company's common stock from 15,000,000 to 40,000,000. On October 29, 2001, the Company's Board of Directors approved a three-for-two stock split effected in the form of a 50% stock dividend distributed on November 23, 2001 to stockholders of record at the close of business on November 9, 2001. The consolidated balance sheets and consolidated statements of changes in stockholders' equity have been restated as if the split and increase in authorized shares had occurred on August 31, 2001. Earnings per share, weighted average shares and equivalents and stock option information have been retroactively restated as if the split had occurred at the beginning of the periods presented.

In December 2001, the Company entered into a strategic alliance agreement with Johns Hopkins University and Health System for the establishment of an outcomes verification program to independently evaluate and verify the effectiveness of clinical interventions and their clinical and financial results. This five year strategic alliance agreement was effective December 1, 2001. Pursuant to the terms of the agreement, the Company pays Johns Hopkins annual compensation of $1.0 million per year and issued 75,000 unregistered shares of common stock to Johns Hopkins. One half of the 75,000 shares vested immediately, and the remaining 37,500 shares vest on December 1, 2003.

9. Stock Options

The Company has several stock option plans under which non-qualified options to purchase the Company's common stock have been granted. Options under these plans are normally granted at market value at the time of the grant and normally vest over four years at the rate of 25% per year. Options have a term of 10 years from the date of grant. At August 31, 2002, 555,858 shares were reserved for future option grants.

Stock option activity for the three years ended August 31, 2002 is summarized below:

	Number of Shares	Weighted Average Exercise Price
Outstanding at August 31, 1999	2,050,158	$ 3.03
Options granted	746,385	3.68
Options exercised	(57,608)	1.45
Options terminated	(78,107)	3.63
Outstanding at August 31, 2000	2,660,828	$ 3.21
Options granted	1,004,814	11.41
Options exercised	(664,220)	2.26
Options terminated	(77,916)	4.34
Outstanding at August 31, 2001	2,923,506	$ 6.21
Options granted	1,122,870	19.09
Options exercised	(587,013)	3.46
Options terminated	(380,914)	16.45
Outstanding at August 31, 2002	3,078,449	$ 10.17

The following table summarizes information concerning outstanding and exercisable options at August 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (Yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Less than $3.00	406,199	5.1	$ 1.94	286,272	$ 1.61
$3.01 - $4.00	608,605	6.7	3.51	313,717	3.27
$4.01 - $5.00	620,902	5.9	4.38	363,314	4.41
$5.01 - $15.00	677,853	9.3	12.84	80,644	6.23
More than $15.00	764,890	9.1	22.18	139,348	18.98
	3,078,449	7.5	10.17	1,183,295	5.27

The Company has also reserved 75,000 shares of common stock to be granted as restricted stock as part of the Company's Board of Directors compensation program of which 48,688 shares have been granted as of August 31, 2002.

The Company accounts for its stock options issued to employees and outside directors pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, no compensation expense has been recognized in connection with the issuance of stock options. The estimated weighted average fair values of the options at the date of grant using the Black-Scholes option pricing model as promulgated by SFAS No. 123, "Accounting for Stock Based Compensation" in the years ended August 31, 2002, 2001 and 2000 are $10.40, $6.20 and $1.92 per share, respectively. In applying the Black-Scholes model, the Company assumed no dividends, an expected life for the options of six and one-half years, a forfeiture rate of 3% and an average risk free interest rate of 4.9%, 5.3% and 6.2% for the years ended August 31, 2002, 2001 and 2000, respectively. The Company also utilized a volatility rate of 56%, 55% and 52% for the years ended August 31, 2002, 2001 and 2000, respectively. Had the Company used the Black-Scholes estimates to determine compensation expense for options granted during the years ended August 31, 2002, 2001 and 2000, net income (loss) and net income (loss) per share would have been reduced to the following pro forma amounts:

Year ended August 31,	2002	2001	2000
Net income (loss)			
As reported	$ 10,354,610	$ 3,157,486	$ 148,083
Pro forma	$ 8,523,610	$ 792,486	$ (526,917)
Net income (loss) per fully diluted share			
As reported	$ 0.64	$ 0.22	$ 0.01
Pro forma	$ 0.50	$ 0.06	$ (0.04)

10. Stockholder Rights Plan

On June 19, 2000, the Company's Board of Directors adopted a stockholder rights plan under which holders of common stock as of June 30, 2000 received preferred stock purchase rights as a dividend at the rate of one right per share. Each right initially entitles its holder to purchase one one-hundredth of a new Series A preferred share at $21.33, subject to adjustment. Upon becoming exercisable, each right will allow the holder (other than the person or group whose actions have triggered the exercisability of the rights), under alternative circumstances, to buy either securities of the Company or securities of the acquiring company (depending on the form of the transaction) having a value of twice the then current exercise price of the rights. With certain exceptions, each right will become exercisable only when a person or group acquires, or commences a tender or exchange offer for, 15% or more of the Company's outstanding common stock. Rights will also become exercisable in the event of certain mergers or asset sales involving more than 50% of the Company's assets or earning power. The rights will expire on June 19, 2010.

11. Employee Benefits

The Company has a Section 401(k) Retirement Savings Plan ("Plan") available to substantially all employees of the Company and its wholly owned subsidiaries. Employee contributions are limited to a percentage of their base compensation as defined in the Plan and are supplemented by Company contributions, which are subject to vesting requirements. Company contributions under the Plan totaled $682,534, $457,970 and $414,318 for the years ended August 31, 2002, 2001 and 2000, respectively.

12. Commitments and Contingencies

Two of the Company's health plan contracts require the Company to reimburse the health plans up to a specified limit, approximately $14.6 million in the aggregate annually, if the customer's medical costs increase compared to their baseline year which is adjusted for the customer's medical inflation cost trend. One of these contracts, which limits the Company's exposure to healthcare cost increases to $12 million annually, requires the Company to establish an annual escrow account of $6 million by April 30, 2003. The Company has limited its exposure under this contract by purchasing insurance from an unaffiliated insurer covering any annual amounts in excess of the escrow. The Company typically includes the cost of instruments such as letters of credit or insurance in its fees to the health plan.

Typically, the Company's fees or incentives are higher in contracts with increased financial risk such as those contracts with performance-based fees or guarantees against cost increases. Although the Company has never had a draw on instruments such as letters of credit or insurance due to a failure to achieve targeted cost reductions, such a failure could, in certain cases, render a contract unprofitable and could have a material negative impact on the Company's results of operations.

In June 1994, a "whistle blower" action was filed on behalf of the United States government by a former employee dismissed by the Company in February 1994. The employee sued the Company and a wholly-owned subsidiary of the Company, American Healthways Services, Inc. ("AHSI"), as well as certain named and unnamed medical directors and client hospitals. The Company has since been dismissed as a defendant. The complaint alleges that AHSI, the client hospitals and the medical directors violated the federal False Claims Act by entering into certain arrangements that allegedly violated the federal anti-kickback statute and provisions of the Social Security Act prohibiting physician self-referrals. Although no specific monetary damage has been claimed, the plaintiff, on behalf of the federal government, seeks treble damages plus civil penalties and attorneys' fees. The plaintiff also has requested an award of 30% of any judgment plus expenses. The Office of the Inspector General of the Department of Health and Human Services determined not to intervene in the litigation, and the complaint was unsealed in February 1995. The case is still in the discovery stage and has not yet been set for trial.

The Company believes that its operations have been conducted in full compliance with applicable statutory requirements. Although there can be no assurance that the existence of, or the results of, the matter would not have a material adverse impact on the Company, the Company believes that the resolution of issues, if any, which may be raised by the government and the resolution of the civil litigation would not have a material adverse effect on the Company's financial position or results of operations except to the extent that the Company incurs material legal expenses associated with its defense of this matter and the civil suit.

13. Business Segments

The Company provides care enhancement and disease management services to health plans and hospitals. The Company's reportable segments are the types of customers, hospital or health plan, who contract for the Company's services. The segments are managed separately and the Company evaluates performance based on operating profits of the respective segments. The Company supports both segments with common human resources, clinical, marketing and information technology resources.

The accounting policies of the segments are the same as those discussed in the summary of significant accounting policies. There are no intersegment sales. Income (loss) before income taxes by operating segment excludes general corporate expenses.

Summarized financial information by business segment is as follows:

Year ended August 31,	2002	2001	2000
Revenues:			
Health plan contracts	$ 104,250,412	$ 55,050,687	$ 32,183,378
Hospital contracts	18,195,465	19,635,812	20,416,807
Other revenue	316,229	434,389	429,675
	$ 122,762,106	$ 75,120,888	$ 53,029,860
Income (loss) before income taxes:			
Health plan contracts	$ 32,837,110	$ 12,727,687	$ 4,477,579
Hospital contracts	3,635,471	5,242,427	5,569,057
Shared support services	(14,624,025)	(8,895,011)	(7,099,502)
Total segments	21,848,556	9,075,103	2,947,134
General corporate	(4,298,946)	(3,407,617)	(2,321,051)
	$ 17,549,610	$ 5,667,486	$ 626,083
Depreciation and amortization:			
Health plan contracts	$ 4,587,305	$ 2,979,705	$ 1,731,944
Hospital contracts	262,403	214,906	186,073
Shared support services	1,646,964	1,277,793	843,572
Total segments	6,496,672	4,472,404	2,761,589
General corporate	774,585	1,183,411	858,716
	$ 7,271,257	$ 5,655,815	$ 3,620,305
Expenditures for long-lived assets:			
Health plan contracts	$ 5,791,366	$ 1,845,559	$ 5,719,951
Hospital contracts	164,216	371,570	203,879
Shared support services	7,448,777	1,264,208	1,581,344
Total segments	13,404,359	3,481,337	7,505,174
General corporate	643,185	1,500,124	3,398,662
	$ 14,047,544	$ 4,981,461	$ 10,903,836
Identifiable assets:			
Health plan contracts	$ 65,877,769	$ 33,788,041	$ 15,565,253
Hospital contracts	13,342,252	13,363,484	13,113,338
Shared support services	9,161,306	2,739,227	2,651,835
Total segments	88,381,327	49,890,752	31,330,426
General corporate	27,380,659	16,708,134	11,152,853
Assets not allocated:			
Deferred tax assets	2,255,000	4,901,000	2,856,000
	$ 118,016,986	$ 71,499,886	$ 45,339,279

All of the Company's operations are in the United States. During the year ended August 31, 2002, revenues of $41.5 million and $25.6 million were derived from contracts with two health plan customers. During the year ended August 31, 2001, revenues of $21.0 million and $10.9 million were derived from contracts with two health plan customers. During the year ended August 31, 2000, revenues of $12.2 million and $11.1 million were derived from contracts with two health plan customers.

Board of Directors and Stockholders
American Healthways, Inc.
Nashville, Tennessee

We have audited the accompanying consolidated balance sheets of American Healthways, Inc. and subsidiaries as of August 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended August 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Healthways, Inc. and subsidiaries as of August 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Nashville, Tennessee
October 16, 2002

Quarterly Financial Information (unaudited)

Fiscal 2002	First	Second	Third	Fourth
		(In thousands, except per share data)		
Revenues	$ 24,542	$ 28,380	$ 31,561	$ 38,279
Income before income taxes	$ 2,533	$ 4,148	$ 4,385	$ 6,484
Net income	$ 1,494	$ 2,448	$ 2,587	$ 3,826
Diluted income per share [(1)(2)]	$ 0.10	$ 0.15	$ 0.16	$ 0.24

Fiscal 2001	First	Second	Third	Fourth
		(In thousands, except per share data)		
Revenues	$ 16,536	$ 17,699	$ 18,459	$ 22,427
Income before income taxes	$ 1,152	$ 1,152	$ 1,487	$ 1,876
Net income	$ 672	$ 630	$ 840	$ 1,015
Diluted income per share [(1)(2)]	$ 0.05	$ 0.05	$ 0.06	$ 0.07

[(1)] Income per share calculations for each of the quarters was based on the weighted average number of shares and dilutive options outstanding for each period. Accordingly, the sum of the quarters may not necessarily be equal to the full year income per share.

[(2)] Restated to reflect the effect of a three-for-two stock split effective November 2001.

Corporate Officers

Richard C. Bailey
Senior Vice President
Nicholas A. Balog
Vice President
Janet S. Calhoun
Senior Vice President
Keith A. Cavender
Vice President
Mary A. Chaput*
Executive Vice President and Chief Financial Officer
Thomas G. Cigarran*
Chairman and Chief Executive Officer
Michael L. Conrad
Senior Vice President
Emily N. Cook
Vice President
Janet R. Dagley
Vice President
nicholas dantona
Senior Vice President and Chief Communications Officer
Kathryn N. Edwards
Vice President
Bettye L. Finley
Vice President
Valla F. Finner
Senior Vice President
Robyn S. Fulwider
Vice President
Patricia A. Hamilton
Vice President
Pamela A. Hara
Vice President
Debra N. Hatcher
Vice President
Sheila M. Hipp
Vice President
Mary D. Hunter*
Executive Vice President and Chief Operating Officer – Hospital Group
Karen A. Kasnetz
Vice President
Michael H. King
Vice President
Kathryn J. Kirk
Senior Vice President
Lai W. Lee
Vice President
Ben R. Leedle, Jr.*
President and Chief Operating Officer
Alfred Lumsdaine
Vice President, Controller and Chief Accounting Officer
Scott R. Mann
Vice President
Peter N. McCann
Vice President
C. Don McConnell
Senior Vice President and Chief Information Officer
Matthew A. Michela
Senior Vice President
William G. Moore
Vice President
Patty M. Orr
Senior Vice President
Theodore L. Perry
Vice President
Rita R. Sailer
Senior Vice President
Stephen G. Samples
Senior Vice President
Scott J. Sivik
Vice President
Sharon A. Stalder
Vice President
Robert E. Stone*
Executive Vice President
Donald B. Taylor*
Executive Vice President
Jo Anne Westerfield
Vice President
Dana C. Williams
Senior Vice President

* executive officers

Board of Directors

Thomas G. Cigarran
Chairman and
Chief Executive Officer
American Healthways, Inc.

Henry D. Herr
Former Executive Vice President
and Chief Financial Officer
American Healthways, Inc.

Frank A. Ehmann
Former President and
Chief Operating Officer
American Hospital Supply
Corporation

Martin J. Koldyke
Former Chairman
Frontenac Company

C. Warren Neel, Ph.D.
Commissioner of Finance and
Administration,
State of Tennessee

William C. O'Neil, Jr.
Former Chairman, President and
Chief Executive Officer
ClinTrials Research, Inc.

Medical Advisory Council

John Anderson, M.D.
Nashville, TN

Charles H. Booras, M.D., FAAFP
Jacksonville, FL

Richard S. Chung, M.D.
Honolulu, HI

Henriette Coetzer, M.D.
Pretoria, South Africa

Frank DiTirro, M.D., Ph.D., FCCP
Kansas City, MO

Howard Lilienfeld, M.D., FACP, FACE
Tampa, FL

Leonard I. Mastbaum, M.D., FACE
Fort Wayne, IN

Allen J. Naftilan, M.D., Ph.D., FACC
Nashville, TN

Julio C. Pita, Jr., M.D., FACE
Miami, FL

James E. Pope, M.D., FACC
Tampa, FL

F. David Rollo, M.D., Ph.D., FACC, FACNP
Milpitas, CA

William E. Rush, M.D., FAAP
Sautee Nacoochee, GA

Robert E. Sevier, M.D., FACP
Greensboro, NC

Katherine S. Swartsel, Pharm.D.
Arlington, VA

Fred G. Toffel, M.D., FACE
Las Vegas, NV

Paul Walter, M.D., FACC
Lubbock, TX

Scientific Advisory Council

John Dixon, M.D., FACC, FAHA
Associate Professor of Medicine
Vanderbilt Page-Campbell
Heart Institute
Division of Cardiology
Nashville, TN

E. Wesley Ely, M.D., MPH, FACP, FCCP
Assistant Professor of Medicine
Center for Health Services
Research Vanderbilt University
Medical Center
Nashville, TN

Joseph Finkelstein, M.D.
Assistant Professor of Medicine
Medical Information Systems Unit
Section of General Internal
Medicine
School of Medicine, Boston University
Boston, MA

Lois Jovanovic, M.D., FACP, FACN
Director & Clinical Professor
of Medicine: USC-LA
Sansum Medical Research
Foundation
Santa Barbara, CA

Marjorie King, M.D., FACC
Director, Cardiac Services
Helen Hayes Hospital
West Haverstraw, NY

Rodney A. Lorenz, M.D., FAAP
Professor & Vice Chair
Department of Pediatrics
University of Illinois College of
Medicine
Peoria, IL

CORPORATE OFFICE

American Healthways, Inc.
3841 Green Hills Village Drive
Nashville, Tennessee 37215
615/665-1122
www.americanhealthways.com

REGISTRAR AND TRANSFER AGENT

SunTrust Bank, Atlanta
Corporate Trust Department
58 Edgewood Avenue
Room 225 Annex
Atlanta, Georgia 30303
404/588-7817

FORM 10-K/INVESTOR CONTACT

A copy of the American Healthways, Inc. 10-K Report for Fiscal 2002 (without exhibits) filed with the Securities and Exchange Commission is available on the Company's website, www.americanhealthways.com. It is also available from the Company at no charge. These requests and other investor contacts should be directed to Mary A. Chaput, Executive Vice President and Chief Financial Officer at the Company's corporate office.

ANNUAL MEETING

The annual meeting of stockholders will be held on January 22, 2003, at 9:00 a.m. at SunTrust Center, 5th Floor Auditorium, 424 Church Street, Nashville, Tennessee.

COMMON STOCK AND DIVIDEND INFORMATION

The common stock of American Healthways, Inc. is traded in The Nasdaq Stock Market (National Market) under the symbol AMHC. At December 2, 2002, there were approximately 8,400 holders of the common stock, including 162 stockholders of record. No cash dividends have been paid on the common stock.

The following table sets forth the high and low sales prices per share of common stock as reported by Nasdaq for the relevant periods, restated to reflect the effect of a three-for-two stock split effective November 2001.

Year ended August 31, 2002	High	Low
First quarter	$34.40	$10.10
Second quarter	37.32	17.90
Third quarter	29.16	15.65
Fourth quarter	25.45	11.25

Year ended August 31, 2001	High	Low
First quarter	$ 5.50	$ 3.67
Second quarter	11.50	5.17
Third quarter	18.00	9.25
Fourth quarter	28.15	17.35

AMERICAN HEALTHWAYS

Improved health is the outcome.

American Healthways, Inc.
3841 Green Hills Village Drive
Nashville, Tennessee 37215
615/665-1122
www.americanhealthways.com